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                                                                    EXHIBIT 4.24

              PLAYSTATION(R)2 PERIPHERAL PRODUCTS SUPPLY AGREEMENT

  THIS AGREEMENT is entered into the 15TH day of SEPTEMBER 2003 by and between

                   SONY COMPUTER ENTERTAINMENT EUROPE LIMITED
                      of 30 Golden Square, London, W1F 9LD
                       (hereinafter referred to as "SCEE")

                                      -and-

                      NAMTAI ELECTRONIC (SHENZHEN) CO., LTD
  of Gusu Industrial Estate, Xixiang, Baoan, Shenzhen, PRC, Postal Code :518126
                     (hereinafter referred to as "Nam Tai")

WHEREAS

(A) SCEE, Sony Corporation, and/or certain of their affiliates and companies within the group of companies of which any of them form part (hereinafter jointly and severally referred to as "Sony") have developed a 128- bit CD and DVD based home entertainment system (hereinafter referred to as "the PlayStation 2" which is a registered trademark of Sony Computer Entertainment Inc.) and are the owners of certain proprietary information and intellectual property rights pertaining to the PlayStation 2.

(B) SCEE has commissioned Nam Tai to supply digital camera peripheral devices based on SCEI's registered design and including certain third party proprietary technology and being compatible with SCEE's EyeToy software.

(C) Nam Tai wishes to supply and SCEE wishes to purchase the peripheral products for resale in the Territory on the terms and subject to the conditions of this Agreement.

1.       DEFINITIONS AND INTERPRETATION

1.1 In this Agreement unless the context otherwise requires the following words and expressions shall have the following meanings:-

         "Acceptance Tests" means the acceptance tests referred to in Schedule
         2.

         "Affiliate of SCEE" means, as applicable, Sony Computer Entertainment Inc in Japan, Sony Computer Entertainment of America, Inc. or any member of the Sony Computer Entertainment group of companies.

         "Agreement" means this supply agreement including the Schedules hereto.

         "Chipset" means integrated circuit devices designed and intended for incorporation into a digital camera based peripheral device capable of interfacing with the Software.

         "Commencement Date" means 15th January 2003.

         "Confidential Information" means in relation to either party, information belonging or relating to that party, its business, business plans, affairs or activities, which information is confidential and proprietary to that party.

         "Contract" means a contract for supply of the Peripheral Products between the parties formed by Nam Tai's acceptance or deemed acceptance of SCEE's Purchase Order in accordance with Clause 5.2.

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         "Control" means, in relation, to either party, the right of a person or persons acting together, whether in law or in fact, to secure whether by means of the holding of shares bearing 50% or more of the voting rights attaching to all of the shares in that party or by having the power to control the composition of the Board of Directors of that party, that all or substantial part of the affairs of that party are conducted in accordance with the wishes of that person or persons, and "Controlled" shall be construed accordingly;

         "Delivery" means, in relation to any Contract, transfer of physical possession of the Peripheral Products to SCEE or SCEE's agent at the place specified in Clause 7.2.

         "Design" means the design of the Peripheral Product based upon SCEI's registered design numbers 3012081, 3012082, 3012083 and 3012084 ("the
         Registered Design").

         "Documentation" means documentation relating to the operation, support and maintenance of the Peripheral Products.

         "Intellectual Property Rights" means any patent, registered design, copyright, design right, topography right, trade mark, business name, application to register any of the aforementioned rights, trade secret, unpatented know-how and right of confidence, and any other intellectual property right of any nature whatsoever in any part of the world.

         "Peripheral Product(s)" means SCEE's commissioned digital camera based peripheral product based upon the Design, incorporating one or more Chipsets and bearing the Trademarks, and being more fully described in
         Schedule 1.

         "Product Failure" means a recognised component, design or technical defect in the Peripheral Product(s).

         "Purchase Order" means an order placed by SCEE for the supply of the Peripheral Products on the terms and conditions of this Agreement, stating SCEE's order number, the Peripheral Products ordered and the price(s) thereof, and the required Delivery date(s) and Delivery address(es).

         "Quarter" means one of subsequent periods of three calendar months, the first commencing on the Commencement Date.

         "Returns" means Peripheral Products which are rejected by SCEE or returned to SCEE by its resellers/ customers as non-conforming, damaged including due to Product Failure.

         "Software" means software developed by SCEE or parties authorized by SCEE to enable the connection and functioning of a digital camera based peripheral device to a video game console or any software derived from the same.

         "Specifications" means the Peripheral Product specifications and any other specifications, and any amendments thereto, agreed in writing between Nam Tai and SCEE from time to time.

         "Term" means the term of this Agreement being two years from the Commencement Date in accordance with Clause 3.1.

         "Territory" means the world.

         "Tools" means the tools purchased by Nam Tai to manufacture the Peripheral Products.

         'Trademarks" means the PlayStation Family logo, a registered trademark of SCEI and EyeToy, a registered trademark of SCEE.

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1.2      The headings in this Agreement are for convenience only and shall not affect its interpretation or construction.

1.3      The Schedules referred to form part of this Agreement.

1.4 References to Clauses and Schedules are, unless otherwise stated, to clauses in and schedules to this Agreement.

2.       BASIS OF SUPPLY

2.1 Nam Tai agrees to supply the Peripheral Products to SCEE or its nominated distributors.

2.2 Nam Tai agrees upon receiving payment from SCEE for the value of the remaining life of the tools from SCEE to render up the Tools on the expiration of this Agreement.

2.3 Nam Tai agrees that during the Term and throughout the Territory, without SCEE's consent, it will not, and will procure that its affiliates do not, manufacture, distribute, sell nor supply to any third party, other than SCEE or its nominated distributors, for sale the Peripheral Products or any digital camera based peripheral products intended for use with any video game console, but such consent shall not be unreasonably withheld.

         For the purpose of this clause 2.3 Nam Tai's affiliates shall mean Nam Tai Electronics Inc and its subsidiaries.

2.4 Nam Tai agrees to purchase the Chipsets for incorporation in the Peripheral Products only from Omnivision Technologies Inc.

3.       TERM

3.1 This Agreement shall commence on the Commencement Date and shall continue for a period of two years.

4.       SCEE's UNDERTAKINGS

4.1 SCEE agrees to prepare written sales forecasts in accordance with Clause 6 with a view to assisting Nam Tai in preparing its production schedule.

5.       ORDERING PERIPHERAL PRODUCTS

5.1 During the continuance of this Agreement Nam Tai shall sell and SCEE shall purchase such quantities of the Peripheral Products as may be ordered by SCEE from time to time under Clause 5.2, subject to the terms and conditions of this Agreement.

5.2 The placing by SCEE of a Purchase Order for Peripheral Products from time to time and written acceptance thereof by Nam Tai shall create a Contract subject to the terms of this Agreement. No Contract shall be deemed concluded unless and until Nam Tai has accepted the Purchase Order by issuing a written order acceptance. Nam Tai shall be deemed to have accepted any Purchase Order placed in accordance with the terms of this Agreement if it has not issued a written order acceptance or rejection within five working days of receipt of such Purchase Order.

5.3 SCEE may vary the terms of, or reschedule the Delivery date under, any Contract subject to prior written agreement of Nam Tai.

5.4 SCEE shall be entitled to cancel any Purchase Order, in whole or in part, by giving reasonable notice to Nam Tai provided that SCEE shall be responsible for all direct material costs in terms of finished goods,

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         work in progress, parts and labour costs already incurred by Nam Tai in relation to the relevant Purchase Order.

5.5 SCEE shall be under no obligation to place Purchase Orders under this Agreement and shall have the right during the Term hereof to acquire products or services from any third party.

6.       SUPPLY OF PRODUCTS AND SALES FORECASTS

6.1 Nam Tai shall maintain sufficient manufacturing and storage facilities, resources, materials, parts and components to meet SCEE's Purchase Orders placed from time to time hereunder. To this end, SCEE has given Nam Tai prior to signing this Agreement a written forecast for its anticipated requirements for the Peripheral Products for the 4-month period commencing on the Commencement Date.

6.2 SCEE agrees to give Nam Tai, not later than 30 days before the beginning of each subsequent month, SCEE's written forecast of its anticipated requirements for the Peripheral Products for the following month. Such forecasts shall be for information only and shall not be binding upon either party.

6.3 If SCEE's orders for the Peripheral Products exceed (or it appears from any of SCEE's forecasts given pursuant to Clause 6.2 that they will exceed) the output capacity or available stocks of Nam Tai, Nam Tai shall as soon as practicable notify SCEE.

7.       DELIVERY OF PERIPHERAL PRODUCTS AND PACKING

7.1 Nam Tai shall perform and complete, prior to Delivery, all factory and other tests agreed between the parties and set out in writing in the Specifications or as otherwise reasonably agreed between the parties in writing from time to time. SCEE shall be entitled to have present at such testing such authorised representatives as it reasonably considers necessary.

7.2 Nam Tai shall deliver the Peripheral Products to SCEE or SCEE's carrier FOB China address to be advised or such other address as may be agreed by the parties in writing by the Delivery date(s) specified in the Contract (which shall be not more than 4 weeks from the date of the Purchase Order), or such other date as may be agreed between the parties. Where Delivery of any Peripheral Products is likely to be delayed Nam Tai shall notify SCEE of the relevant facts and circumstances as soon as possible.

7.3 Should the delivery of the Peripheral Products be delayed for more than 2 weeks, the following shall be applicable

         7.3.1. Nam Tai shall send to SCEE a letter describing the occurred situation and explaining the reasons why Nam Tai was not successful in dealing with the matter. In addition, the letter shall state what actions Nam Tai will take in order to ensure that a similar situation will not occur again and also describe how the actions will be implemented.

         7.3.2. SCEE shall, unless the delay is due to force majeure as set out in Clause 20 below or by an act of SCEE, then be entitled to a reduction of the price payable. Such reduction shall equal one (1) percent of the total sum payable under the relevant purchase order.

7.4 SCEE acknowledges that any liability of Nam Tai to pay liquidated damages under Clause 7.3 shall represent SCEE's sole financial remedy in respect of any delay by Nam Tai in Delivery of the Peripheral Products, but shall be without prejudice to any other rights and remedies available to SCEE. For the avoidance of doubt unless the delay is due to force majeure as set out in Clause 20 below or by an act of SCEE, if any specified Delivery date is not met within 30 days (whether in whole or in part), then Nam Tai shall be deemed to be in material breach of this Agreement.

7.5 Nam Tai shall deliver the Peripheral Products properly packed to ensure against risks in transit to the Territory. Nam Tai shall include for all shipments a packing list that contains SCEE's Purchase Order number, quantity shipped and number of cartons comprised in the shipment. Nam Tai's packing list is to

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         be enclosed in an envelope and is to be adhered to an exposed side of a shipping container to allow easy access. In addition a copy of such packing list is to be enclosed in a prominent position inside each container.

7.6 SCEE shall arrange inspection of the shipments in China on Delivery for conformity with shipping documents only. SCEE shall have the right to inspect the Peripheral Products at any time prior to or after Delivery and SCEE shall have the right to reject non-conforming or defective Peripheral Products which shall be replaced by Nam Tai at its cost FOB China within 30 days of notification by SCEE. SCEE shall invoice Nam Tai for the actual costs of shipping, insuring and importing such replacement Products into the Territory.

8.       DOCUMENTATION

8.1 Nam Tai shall supply adequate sets of the Documentation in advance of Delivery, in hard copy and, if requested by SCEE, in electronic form (in such format as may be reasonably requested by SCEE). The Documentation shall include sufficient drawings and instructions to allow SCEE to operate and maintain the Peripheral Products, including details of any special environmental controls required to ensure that the Peripheral Products meet the Specifications.

8.2 Nam Tai shall supply at SCEE's request, free of charge for each Peripheral Product supplied, extra sets of Documentation.

9.       RISK AND TITLE

9.1 The Peripheral Products shall be at the risk of Nam Tai during transit to China and Delivery and Nam Tai undertakes to insure the Peripheral Products against loss or damage during transit and Delivery.

9.2 Nam Tai warrants that the Peripheral Products passed in required product qualification shall be supplied with full title guarantee.

9.3 Title, risk of loss or damage and responsibility to insure the Peripheral Products shall pass from Nam Tai to SCEE at the FOB point following Delivery.

10.      QUALITY ASSURANCE AND FACTORY INSPECTION

10.1 Nam Tai shall test and inspect the Peripheral Products in conformity with ISO 9000 and 9001 Quality Standards prior to shipment and shall retain and make available a copy of all factory acceptance test reports to SCEE on request. SCEE reserves the right to periodically audit Nam Tai's product quality assurance and test procedures in any reasonable manner including observation by SCEE of tests being conducted on the Peripheral Products, subject to SCEE giving Nam Tai at least one week's written notice of the requested observation date. SCEE shall arrange for pre-shipment inspection from time to time at its cost at Nam Tai's manufacturing facility. Nam Tai agrees to notify SCEE as soon as reasonably practicable (and in any event by not more than 14 days before the proposed shipment date) of the date the Peripheral Products will be loaded for shipment to China with a view to SCEE arranging for inspection of loading at its option.

10.2 SCEE may provide materials on loan to enable Nam Tai to test to the Specifications. SCEE shall retain title in and control over any materials made available to Nam Tai and may require the return of the same on demand.

10.3 SCEE shall provide 10 PAL debugging stations for production testing only and SCEE shall retain title in and control over these debugging stations which are for factory use only.

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10.4     Nam Tai's factory address is:

         Gusu Industrial Estate,
         Xixiang, Baoan,
         Shenzhen, PRC
         Postal Code: 518126

11.      ACCEPTANCE

11.1 Unless otherwise agreed between the parties in writing, acceptance by SCEE of each Peripheral Product shall occur on successful completion of the Acceptance Tests in respect of that Peripheral Product in accordance with Schedule 1.

11.2     Acceptance Tests shall be carried out in accordance with the terms of
         Schedule 2.

11.3 Acceptance Tests shall commence as soon as reasonably practicable after Delivery (and in any event within 14 days thereafter, unless otherwise agreed between the parties in writing).

11.4 Nam Tai shall, without charge, make available staff, materials and facilities reasonably necessary for performance of the Acceptance Tests.

11.5 Nam Tai shall be entitled to have present at the Acceptance Tests such authorised representatives as it reasonably considers necessary.

11.6 If any of the Peripheral Products fail to pass the Acceptance Tests, Nam Tai shall promptly investigate and rectify all faults to enable the Acceptance Tests to be repeated. If, following that investigation and repetition of the Acceptance Tests, the Peripheral Products still fail to pass the Acceptance Tests, then SCEE will be entitled to reject the Peripheral Products or treat the failure as a material breach for the purposes of Clause 15.1.1.

12.      RETURNS

12.1 SCEE shall notify Nam Tai in writing on a monthly basis of numbers of Returns which verified as manufacturing defects and Nam Tai shall ship replacement units at its cost to SCEE within 60 days of such notification. Shipment shall be FOB China provided that Nam Tai shall be liable for costs actually incurred by SCEE in shipping the replacements to the Territory including freight, insurance, tax and duties and shall be invoiced by SCEE on a monthly basis in respect of any such costs.

12.2 Nam Tai agrees that in the event of Product Failure should the failure rate exceed 1% of sold quantity of the Peripheral Products manufactured by Nam Tai then Nam Tai shall either replace or reimburse the full cost of the defective Peripheral Products as agreed between the parties.

12.3 SCEE shall at its cost co-ordinate return of Returns to its authorised Returns facilities. SCEE agrees that it shall at its cost audit and dispose of Returns, provided that Nam Tai shall bear the costs of auditing and disposal of Returns exceeding 2% ("Excessive Returns") of the quantity under a purchase order together with the cost of returning such Excessive Returns to SCEE's authorised Returns facilities. At Nam Tai's request and cost SCEE shall arrange for all Returns to be despatched to Nam Tai's nominated address. SCEE shall invoice Nam Tai on a monthly basis for costs of auditing and disposal of Excessive Returns or the despatch of Returns to Nam Tai at Nam Tai's request pursuant to this Clause 12.3.

12.4 SCEE shall maintain audit and disposal records in respect of Returns which Nam Tai may inspect from time to time during office hours subject to Nam Tai giving SCEE at least one week's prior written notice. Nam Tai shall be entitled to inspect Returns which have not been disposed of during office hours on similar notice.

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12.5     SCEE will provide Nam Tai with a monthly Returns/Product Failure report for the Territory showing units of Peripheral Products purchased in the Territory which are returned to SCEE's authorised Return facilities during the relevant month by country, by number of units and by reason for the return.

13.      TECHNICAL SUPPORT AND PROMOTIONAL ASSISTANCE

13.1 Subject to Clause 13.2, SCEE agrees that it shall at its cost during the Term provide an after sales service and technical support for customers in the Territory in relation to the Peripheral Products by providing access to SCEE's Customer Service Helpline during normal business hours Monday to Friday.

13.2 In the event Excessive Returns result in SCEE's Customer Service Helpline receiving calls 20% or more in excess of the average number of calls in relation to Peripheral Products per month SCEE reserves the right to invoice Nam Tai on a monthly basis for the costs of providing its Customer Service Helpline to Peripheral Products customers if the said increase of number calls is caused solely by the Peripheral Products manufactured by Nam Tai.

13.3 Nam Tai will provide 100 samples of the Peripheral Products to SCEE free of all charges, duties, taxes and levies for the purposes technical support training and promotional purposes. Nam Tai shall assist with training of SCEE's technical support staff to the extent reasonably required by SCEE. SCEE undertakes not to sell such promotional samples but use them only to procure orders.

14.      PRICE AND PAYMENT

14.1 The price payable for the Peripheral Products is set out in Schedule 3, inclusive of packaging costs. All unit pricing is FOB China. Accordingly (i) Nam Tai shall be responsible for arranging and the cost of insurance and shipping to Delivery, compliance with any applicable export controls and regulations, and all applicable export licences, duties, taxes and other, charges payable on export; and (ii) SCEE shall be responsible for arranging and the cost of insurance and shipping from Delivery, and all applicable import duties, levies and sales taxes and other charges payable on import.

14.2 Unless otherwise agreed in writing, payment of all amounts due by SCEE under this Agreement shall be paid within 30 days from the date of invoice, subject to receipt of Nam Tai's valid and correct invoice, by BACS transfer to Nam Tai's nominated account.

14.3 Any sums payable by Nam Tai pursuant to this Agreement whether in respect of Returns pursuant to Clause 12.2, Product Failure pursuant to Clause 12.3, technical support pursuant to Clause 13.2, liquidated damages pursuant to Clause 7.3, sums SCEE may lawfully claim from Nam Tai pursuant to Clause 14.4 or otherwise, shall be paid in Euros by telegraphic transfer to SCEE's nominated bank account within 30 days of the date of SCEE's invoice. In the event Nam Tai fails to make any payment by the due date Nam Tai shall be liable to pay interest on the overdue amount at the rate of 3% per annum above the base rate from time to time of Barclays Bank which interest shall accrue on a daily basis from the date when payment becomes overdue until full payment is made (whether before or after judgment).

14.4 SCEE shall be entitled to invoice Nam Tai for any sums it may lawfully claim from Nam Tai including any duties, charges or liabilities that ought to have been paid by Nam Tai but which SCEE pays or is held liable.

15.      TERMINATION

15.1 Either party shall have the right at any time by giving notice in writing to the other party to terminate this Agreement or any Contract immediately on the occurrence of any of the following events:

         15.1.1 the other party commits a material breach of any of the terms of this Agreement which is incapable of remedy or which it fails to remedy within thirty days of receiving written notice from the other party to do so; or

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         15.1.2   the other party becomes or is deemed to be insolvent as
                  defined in the Insolvency Act 1986 or equivalent legislation or unable to pay its debts or a petition is presented or order made or meeting convened or resolution passed for the purpose of winding up, or enter into liquidation whether compulsorily or voluntarily or compounds with its creditors generally or has a receiver, administrator or administrative receiver appointed over all or any part of its assets or any proposal is made for a company voluntary arrangement in respect of that party, or that party threatens to take or takes or suffers any similar action in consequence of debt or insolvency in any jurisdiction; or

         15.1.3 the other party challenges or takes any step which is inconsistent with the Intellectual Property rights of the terminating party.

         15.1.4 the other party undergoes a change of Control, it being obliged to notify the terminating party in writing within thirty (30) days after such change.

15.2 At such time SCEE is required by it's parent company to deal only with "Green Partners" SCEE reserves the right to give Nam Tai 3 months notice of termination.

15.3 Termination of this Agreement shall be without prejudice to any subsisting right or remedy of either party in respect of any matter which arose before such termination nor shall it affect the obligations of either party in respect of any subsisting obligation remaining to be performed thereafter or the right of SCEE to continue to receive and resell any stock and Peripheral Products which it has already ordered or received from Nam Tai or for which it has accepted orders from third parties during the Term.

16.      ENHANCEMENTS AND MODIFICATIONS AND NEW VERSIONS

16.1 Nam Tai will not make any change to the specification of the Peripheral Products manufactured by Nam Tai without prior approval by SCEE.

17.      WARRANTIES AND UNDERTAKINGS BY NAM TAI

17.1 Nam Tai warrants and undertakes that it will at all times during the continuance of this Agreement and where applicable, following termination of this Agreement observe and perform the terms and conditions set out in this Agreement and in particular:-

         17.1.1 that it has the right, power and authority to enter into, and fully to perform its obligations under this Agreement and each Contract, and that its entry into and performance under the terms of this Agreement will not infringe the rights of any third party or cause it to be in breach of any obligations to a third party. Without limitation, Nam Tai warrants that it is and shall be entitled to supply the Peripheral Products to SCEE without recourse to any third party. Nam Tai undertakes that it shall not, during the Term of this Agreement, enter into any contract or accept any obligation inconsistent or incompatible with Nam Tai's obligations under this Agreement;

         17.1.2 that it shall efficiently procure manufacture and assembly of the Peripheral Products to promptly meet orders from SCEE as soon as possible.

         17.1.3 that the Peripheral Products delivered under this Agreement shall be free from defects in materials and workmanship and shall perform substantially in conformance with the Specifications for a period of twelve (12) months from the date of purchase by the consumer ("the Warranty Period"). This warranty shall include parts and labour and shall apply to all Returns that are or become defective during the applicable Warranty Period and are returned to SCEE or are found by SCEE to be defective. Within the Warranty Period Nam Tai will replace, without charge to SCEE, all Returns.

         17.1.4 that it shall ensure that the Peripheral Products, including its packaging are of merchantable and satisfactory quality, fit for purpose, are subject to a high standard of quality control, conform with

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                  sample and all applicable laws and regulations in the EU
                  including for the avoidance of doubt Sony's pan-national technical standards and are at all times covered by product liability and errors and omissions insurance, a copy of the policy for which shall be provided to SCEE on demand and SCEE shall be noted when the relevant insurance policy expires during the Term of this Agreement.

         17.1.5 that any Peripheral Products supplied under this agreement comply with EC Directive 76/769/EEC (as amended) and the Dutch Cadmium Decree WMS 1999. Specifically the test proving compliance to EC Directive 76/769/EEC must conform to standard EN1122 and any certificates submitted must reflect this. Nam Tai shall with respect to cadmium provide a certificate from an independent testing house (acceptable to SCEE) confirming that the Products do not exceed the level of cadmium set out in such Directive or Decree.

         17.1.6 that it shall promptly replace any Peripheral Products which SCEE notifies to Nam Tai are Returns which SCEE or its customers believe to have a defect in materials or workmanship;

         in the event SCEE incurs any reasonable costs or losses or claims as a result of breach of the above warranties, Nam Tai shall indemnify and reimburse SCEE such costs or losses (including legal costs) on demand.

18.      INTELLECTUAL PROPERTY AND INDEMNITY

18.1 Nam Tai warrants and confirms to SCEE that (i) Nam Tai owns or has the right to license to SCEE all the Intellectual Property Rights in the Peripheral Product other than those rights already owned by either SCEE or Omnivision Technologies Inc. or their respective affiliates and (ii) the sale, use, distribution, marketing, promotion, and any other dealings with the Peripheral Products by SCEE, its agents, distributors, licensees and customers under this Agreement will not in any way violate or infringe any Intellectual Property Rights, moral rights, or privacy rights of any third party.

18.2 Nam Tai hereby grants SCEE all such rights and Licences in relation to the Peripheral Products and all its elements including its name and packaging as SCEE requires in order for SCEE and its agents, distributors and licensees to freely and exclusively market, distribute, promote, sell and authorise use of the Peripheral Products during the Term and thereafter throughout the Territory.

18.3 SCEE warrants and confirms to Nam Tai that SCEE owns or has the right to license the Registered Design and the Trademarks. For the avoidance of doubt, any Intellectual Property Rights arising out of modifications, variations or alterations made to the Design of the Peripheral Product shall remain vested in SCEE.

18.4 SCEE hereby grants Nam Tai a non-exclusive licence to use the Trademarks and any other Intellectual Property Rights of SCEE necessary in order to manufacture the Peripheral Products during the Term throughout the Territory for supply to SCEE and its nominated distributors. Nam Tai shall have no other rights in respect of the Trademarks or any other Intellectual Property Rights of SCEE and shall not use the Trademarks or such Intellectual Property Rights for any purpose other than as provided for expressly in this Agreement.

18.5 Nam Tai now indemnifies SCEE and any Affiliate of SCEE, its sub-licensees and assigns from and against any and all actions, proceedings, damages, awards, losses, demands and expenses (including legal costs on an indemnity basis) arising from or which result from any breach of the warranties set out in this Clause 18 if the same is not the responsibility of SCEE.

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19.      CONFIDENTIALITY

         Without prejudice to the Non Disclosure Agreement signed by Nam Tai, each of the parties agrees that it will not at any time after the date of this Agreement make use of or disclose to any person (other than to those of its officers, employees and advisors in whose province it is to know the same) any Confidential Information (other than information properly available to the public or disclosed pursuant to an order of a court of competent jurisdiction) relating to the other party or its business including the identity of its customers, its products, finances, contractual arrangements or methods or doing business and, without limitation, any books and records which, by law, may be required to be disclosed by either party to the other, and each party shall use its respective reasonable endeavours to prevent the publication or disclosure of any such Confidential Information.

20.      FORCE MAJEURE

         Neither party shall be liable for any loss or damage incurred or suffered by the other party arising from the first party's delay or failure to fulfil any of its obligations under this Agreement to the extent that such delay or failure is caused by any cause or circumstance beyond that party's reasonable control and not due to its negligence. Subject to the party delaying promptly notifying the other party promptly in writing of the reason for the delay, the likely duration of the delay and using its best endeavours to cure the breach, the delaying party's obligations (to the extent affected by the delay), shall be suspended during the period that the cause persists provided that if performance is not resumed within 30 days of that notice the non-delaying party may forthwith by notice in writing terminate this Agreement or any Contract (or part thereof) affected.

21.      VARIATION

         This Agreement may only be varied by agreement in writing signed by the authorised representatives of both parties.

22.      WAIVER

         No failure or delay by any party in exercising any right power or remedy under this Agreement shall operate as a waiver of that right power or remedy. No waiver of any provision of this Agreement shall be effective unless given in writing. Any waiver of any provision of this Agreement shall not be construed as a waiver of any other provision or such provision in relation to any future or continuing event or circumstance.

23.      NOTICES

         Any notices or communications given under this Agreement shall be validly given if delivered by courier to the recipient's address set out at the head of this Agreement, or if by facsimile to SCEE at facsimile number +44 (020) 7859 5030 attn Director of Legal and Business Affairs and to Nam Tai at facsimile number 86-755-2749-4013, attn Ms. Margie Lee. Proof of delivery if sent by courier and confirmation of transmission if sent by facsimile shall be sufficient evidence of service.

24.      ASSIGNMENT AND SUBCONTRACTING

         Except that SCEE may assign its rights and obligations hereunder to another company within the Sony Corporation or Sony Computer Entertainment Inc group of companies, the rights and obligations under this Agreement shall not be assigned by either party without the prior written consent of the other. Nam Tai may subcontract its manufacturing obligations under this Agreement provided for the avoidance of doubt that Nam Tai remains liable for the acts and omissions of its subcontractor and has advised SCEE in writing prior to manufacturing.

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25.      SEVERABILITY

         The invalidity or unenforceability of any term of or any right arising pursuant to the Agreement shall not in any way affect the remaining terms or rights.

26.      ENTIRE AGREEMENT

         This Agreement constitutes the entire agreement and understanding between the parties with respect to its subject matter and supersedes any prior agreement, understanding or arrangement between the parties whether oral or in writing. No representation, undertaking or promise shall be taken to have been given or be implied from anything said or written in communications between the parties prior to the date this Agreement was executed except as set out in this Agreement. Neither party shall have any remedy in respect of any untrue statement made to it upon which it has relied in entering into this Agreement (unless such untrue statement was made fraudulently) and that parry's only remedies shall be for breach of contract as provided in this Agreement. For the avoidance of doubt, any SCEE's existing or future standard terms and conditions in relation to any Purchase Order shall not form part of this Agreement and/or the Purchase Order.

27.      LIMITATION OF LIABILITY

27.1 Neither party shall be liable for any consequential, incidental, indirect, economic or punitive damages whatsoever (including but not limited to damages for loss of business or personal profits, business interruption, loss of business, or personal or confidential information, or any other pecuniary loss, damages for loss of privacy, or for failure to meet any duty, including any duty of good faith, or to exercise commercially reasonable care or for negligence) arising out of or in any way related to this Agreement even if the parties have been advised of the possibility of such damages. This limitation shall be effective even if any remedy fails of its essential purpose.

27.2 Nam Tai's maximum aggregate liability to SCEE in respect of any Contract, whether arising under any indemnity, for any breach of its obligations under this Agreement, shall in no circumstances exceed 150% of the price payable pursuant to such Contract.

27.3 Nothing in this Agreement or in any contract shall exclude or in any way limit either party's liability for fraud or for death or personal injury caused by its negligence, or any other liability to the extent that such liability may not be excluded or limited as a matter of law.

27.4 For the avoidance of doubt, all factory and any other tests mentioned in this Agreement are only applicable to the Peripheral Product and are not applicable to any other products, software, packing materials or whatever which may be packed and/or sold together with the Peripheral Product.

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PlayStation PeripheralSupply Agreement

                                  CONFIDENTIAL

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28.      GOVERNING LAW AND JURISDICTION

         This Agreement shall be governed by and construed in accordance with English law and the parties submit to the jurisdiction of exclusive jurisdiction of the English courts for the purposes of enforcing any claim arising under this Agreement without prejudice to SCEE's right to bring proceedings in any other court having jurisdiction where Nam Tai is resident from time to time. Nam Tai irrevocably agrees to appoint an agent for service of process in the United Kingdom for the purposes of this Clause 27 with 30 days of the date of this Agreement and shall notify SCEE of the name and address of such agent within 5 working days of such appointment. If for any reason such agent ceases to act as such or ceases to have an address in England, Nam Tai irrevocably agrees to appoint a substitute process agent acceptable to SCEE and to deliver to SCEE a copy of the new process agent's acceptance of that appointment within 30 days of such cessation.

Signed by the authorized representatives of the parties on the date set out above

SONY COMPUTER ENTERTAINMENT                 NAMTAI ELECTRONIC(SHENZHEN) CO., LTD
EUROPE LIMITED

/s/ Christopher Deering                     /s/ Karene Wong
--------------------------------            --------------------------------
Signature                                   Signature

Christopher Deering                         Karene Wong
--------------------------------            --------------------------------
Name                                        Name

President                                   Director
--------------------------------            --------------------------------
Title                                       Title

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PlayStation PeripheralSupply Agreement
                                  CONFIDENTIAL

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                                   SCHEDULE 1

                               PRODUCT DESCRIPTION

                    Pls refer to the attached specification.

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PlayStation PeripheralSupply Agreement

                                  CONFIDENTIAL

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                                   SCHEDULE 2

                                ACCEPTANCE TESTS

            Test Marks of CE, FCC and C-Tick applied for by Nam Tai.

              SCEE will perform the following test at the factory:

When the camera's Blue LED is lit and Red LED flashes, a live image displays on the TV screen. The software reads the camera's VIDs and PIDs and displays these two codes on the TV screen. If there is a live image display and VIDs and PIDs code on the TV screen, then the test is successful.

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PlayStation PeripheralSupply Agreement

                                  CONFIDENTIAL

                                   SCHEDULE 3

                                     PRICE

Unless otherwise agreed in writing by the parties, the price payable by SCEE for the Peripheral Products pursuant to Clause 14 is set out below. For the avoidance of doubt, the net price is the actual price paid by SCEE to Nam Tai pursuant to the payment method referred to in Clause 14.2 of this Agreement.

         Net price/unit

         $15

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PlayStation PeripheralSupply Agreement

                                  CONFIDENTIAL

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